SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9
SOLICITATION/RECOMMENDATION STATEMENT UNDER
SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

ADC Telecommunications, Inc.
(Name of Subject Company)
ADC Telecommunications, Inc.
(Name of Person Filing Statement)
Common Stock
(Title of Class of Securities)
000886309
(CUSIP Number of Class of Securities)
Jeffrey D. Pflaum
ADC Telecommunications, Inc.
13625 Technology Drive
Eden Prairie, MN 55344
(952) 938-8080
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)
Copies to:

Robert A. Rosenbaum
Dorsey & Whitney LLP
50 South Sixth Street,
Suite 1500
Minneapolis, Minnesota
55402
(612) 340-2600
☑	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

The attached transcript is from a meeting held at ADC’s world headquarters in Eden Prairie, Minnesota on July 14, 2010. Some ADC employees who work for the company in Minnesota were at the meeting in person. The meeting was also transmitted to ADC employees around the world by webcast. The CEO’s of ADC and Tyco Electronics Ltd. addressed ADC employees on various issues at the meeting.
Forward-looking Statements
The transcript attached below contains forward-looking statements that are not historical facts. Investors and security holders are cautioned not to place undue reliance on these forward-looking statements. The statements are based upon management’s current expectations and are subject to certain risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. Risks and uncertainties that could cause results to differ from expectations include, among others: uncertainties as to the timing of the transaction referenced in the transcript; the risk that competing offers will be made; the possibility that various closing conditions for the transaction may not be satisfied or waived, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the transaction; the effects of the transaction making it more difficult to maintain relationships with employees, customers, vendors and other business partners; and the risk that shareholder litigation in connection with the transaction may result in significant costs of defense, indemnification and liability. These risks and uncertainties also include those identified in the section captioned “Risk Factors” in Item 1A of ADC’s Annual Report on Form 10-K for the year ended September 30, 2009, as may be updated in Item 1A of ADC’s subsequent Quarterly Reports on Form 10-Q or other filings ADC makes with the SEC. ADC disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

TRANSCRIPT OF MEETING WITH
BOB SWITZ, CEO OF ADC TELECOMMUNICATIONS INC.
AND TOM LYNCH, CEO OF TYCO ELECTRONICS LTD.
ADC WORLD HEADQUARTERS — EDEN PRAIRIE, MINNESOTA
JULY 14, 2010; 10:00 a.m. — 11:00 a.m.
SWITZ: Well, welcome everybody to ADC’s surprise town hall webcast. This is not the normal type of webcast we probably would have thought we would be having around this time. So I’m sure, and I’ll acknowledge, right off the bat, that clearly there’s probably a lot of surprise and a lot of anxiety over the announcement that you saw yesterday. So I’m completely empathetic with that and there was no intention by design to make it a surprise. It’s just the way these things work and there is an awful lot of regulatory governance that goes around transactions of this nature to protect all involved. And so it has to be kept very, very quiet and to a small number of people until such time as we can make a public announcement. So, it’s not my style, I think you know, to hide things. So this was not a secret and a plan to surprise you all this morning even though I’m sure you are surprised. So, I did want to get that out and make sure everybody, you know, has a clear understanding for that.
I’d also like to take this opportunity to introduce Tom Lynch, the CEO of Tyco. TE, TE. We also have some executive members in the audience. I know some of them well now by name, the others not so much, so what I will do is ask the ones I know really well to stand up, and then the others, the others can stand up and tell you who they are so I don’t mess up their names. Cuong Do, Head of Business Development, Jeanne Quirk, Business Development and ladies — so I don’t get you confused. [Jane Leipold, Senior Vice President Human Resources and Joan Wainwright, Senior Vice President, Communications and Marketing introduce themselves]. So welcome. (applause) I’m going to start off and provide a little commentary around the event that unfolded yesterday and why we are here today. And then Tom is going to get up and talk a little bit about Tyco, its culture. Tom will also talk a little bit at a high level around the strategy and the vision. Then when that’s complete, Tom and I will be available to handle a Q&A session at the end.
So, first, you know, why is this good for ADC? I’m sure you’re all asking that question this morning. So I would ask you to think back to many, many town hall webcasts that we’ve had, many comments that I’ve made publicly in the press, and also on analyst calls. And I’m sure there is a word that you all will remember because I’ve said it so much and that’s “scale”. Okay? I’ve said very, very often that going forward in our industry in the future, it’s going to be critically important to have large, global scale to effectively compete, succeed and generate shareholder value. So, what we get with this is scale. And if you think about TE, TE is a very large company but its comparable business to ADC didn’t have scale. If you look at many of the large companies there is probably one where we could argue, in the segments that we compete, has scale. And I won’t mention that one. But scale is critically, critically important and the combined companies achieve terrific scale. So that’s good for ADC. With scale comes a lot of other benefits. We, arguably have a little more influence with our customer base in our various go-to-market channels. We have more assets to work with to generate efficiencies around the globe. We can support global offices. We can leverage offices in one location around the world, to add the resources we need to be competitive in that area without necessarily going out and having to spend a ton of money to get facilities and licenses and all the other things that, that come along with that. So we have a very competitive global platform.

The other thing that comes with it is more resources. Resource allocations in a $12-$14 billion company is a lot more interesting than having to make resource allocations in a $1 billion company. So there is more resources to work with and management has the ability to decide where they are going to allocate assets to win in the marketplace and resources. So that’s a very good thing.
And finally, I think it creates a great platform over time for career enhancement and development to those employees that will be part of the new entity. So, as a small company struggling in a very difficult global economy and difficult marketplace, you know, it’s hard to offer the sorts of opportunities that people look for.
So let me turn to the other side of this, and I want to make a distinguishment, so we all understand. ADC, when we say “it’s good for ADC”, ADC is a legal entity. It’s a legal entity with shareholder owners. Shareholders who expect ADC management to do what is right for shareholder interests. But it’s an entity. The other part of that entity, one aspect of it, is people. And that’s you, and me and all of our colleagues around the world. So, when we say “it’s good for ADC”, it doesn’t always mean, as we know from our own history of having to make very, very tough decisions, it’s always not good for every single one of us. And that’s just the way business gets conducted, and it’s just the way that life is in the business world. And we all know that and over the last at least ten years, I’ve stood here and said, “we are going to do XYZ things, and these will be difficult, but it’s in the best interests of ADC.” That was always true and we always sucked it up and we went and did it because it was in the best interests of ADC even though it was not necessarily in the best interests of some of us, and some of our colleagues. So I would argue that when we think about this, those are the terms in which you have to think about this, okay? It is a good thing for ADC and it will be a great thing for some of us and I hope you embrace it in that spirit.
We are creating something very special in the industry. We are creating a broadband connectivity industry power house. And that is something to be proud of and yes, it is in the best interests of ADC. So I wanted to try and explain that as best I could and separate ADC from us. Things that we do for ADC are always not universally good for all of us. And that’s the way it has been and this is no different. Although I will say that the things we have had to do in the past we were always bailing out of water, of deep water. And we were doing tough things that we had to do to remain competitive to do tough things to remain profitable to satisfy various constituencies. This is a great event because this is a building event. We are not bailing water. We are taking something that we have created very good, and we are blending it with something else that is also very good that is going to lead to a better position in the marketplace for that entity.
So why now? You know, it happened. (laughs) You know, it’s ah—if you think back I’ve always said we are always engaged in discussions. I never tell you who we are engaged with. When you ask about M&A, I’ve said, “yes, we are active”, you know, “nothing on the horizon at the moment but we are working and we are having discussions”. I think it is fair to say that we’ve had lots of discussions, okay? We have lots of discussions to buy people, partner with people, and, as is obvious, to become part of somebody else. So, we’ve had a broad-based effort to try and gain scale for ADC. You can never control the timing of any of these, we all know that, and these things happen when a variety of things align and it’s obvious that this is a good thing to do and we make the decision to do it. So that’s how we find ourselves here today. The timing of all those discussions and the discussions with Tyco, TE, have culminated in this event.
So, finally, before I turn it over to Tom, how should we view it? Again, I want to acknowledge the personal impact on you and the uncertainty and disruption that this type of event creates. We’ve all been there many times—I know you are, and you have lots of concerns and lots of things on your mind about your own well-being and your future. And so those things will become clearer over time as the integration teams figure out how the new business will be run and all the things associated with that. But I do want to acknowledge that I am not in any way whatsoever minimizing the personal affect on all the employees of ADC. So you have my complete empathy in terms of those concerns. But the other way to look at this, and I do personally, I think it reflects the great company that we’ve all built. I think it is a great reflection, and a validation, of ten years to seven years of endless, endless, painful and hard work to take the company to a level where it’s performing at the level that it’s performing today. And because we’re performing so well, people, companies like TE and others have recognized this achievement. In the case of TE, have been willing to spend what I would argue is a lot of money to capture that value and to be able to add to it over time. So I think it is to me, and you should see it this way as well, once you pass the personal side, industry-leading companies that want to maintain their lead in the future and generate great value for their shareholders, don’t normally, intentionally buy bad companies. They look for the very best companies that they can find because that’s how they themselves gain value and leverage the future. And so I feel fairly honored that TE has seen such great value in ADC, appreciates our innovation, appreciates the talents of our people and organization, and is excited about spending a lot of money to be able to bring us into their corporate family. So that’s how I think of it, and I would suggest you, as well, think of it in those terms, as well. So, I’m now going to turn it over to Tom. He has a presentation, as I noted, and then we’ll go to Q&A. Tom...
LYNCH: Thank you, Bob. It’s great to be here. Mike greeted us and joked that it would have been a lot more courageous of us if we did this deal in January. But we’re not that courageous, but you can count on us being here in January as well. We, you know, I, having been in your seat before in my career and all of our team here—in fact, most of our team in Tyco Electronics, has been in your seat before and I think that’s important because we know what it’s like to be on the other side, so to speak and to be in the other person’s shoes. And I’ll start by saying you can count on us to be straight shooters and fair and keep you informed and, at the end of the day, we’re going to try to do the best for us, our two companies collectively, that we can because I agree with Bob: this is all about creating a leader. So I’m going to try to not bore you and give you a little bit of our story and kind of try to give you a little bit of a sense of who we are, recognizing that only time will only convey that and time with us, and as we come together as one company.
But, Tyco Electronics is really ten years old. Now the companies, like ADC, that are at the foundation of our company are 60-65 years old. Two that you may have heard of in the past the AMP Company and Raychem Corporation were like ADC — industry pioneers that really got industries started and kept industries going with their innovation. And in late 1999, the infamous Tyco International (I always say, “that’s not us”), but the old Tyco International, I think as you know, some of the stories of a few people in that company which was always a great company, bought those two companies to create what is now called Tyco Electronics. And I think it turned out to be two brilliant acquisitions by that management team back in 1999 because it really did create a power house in connectivity. So I’ll tell you, I’ll take you through in a minute, all of the industries we serve, and all the products we have. And part of that was a networks business that both of those businesses had serving the telecom industry. I grew up in a company called General Instruments. We were acquired in 2000 by Motorola. I remember I was a senior manager of that company at the time and the CEO said, “hey, we are going to—we have to do this” and all of us said, “what!?” you know, I mean “why?” And of course, I think we all knew inside that where we wanted to go with the company we really couldn’t get there without a bigger company that had resources to help us out. I would say that what happened in that time period is there were some who were really excited about the opportunity to maybe get in to a company and, that had the resources. Albeit, and I’ll include myself in that first category—that was exciting but I was kind of nervous and anxious about how would this company really manage us, and despite everything they said, it’s a new time, it’s a new thing, if there’s uncertainty, right? So it’s an anxious moment. So we, I fully understand what you are going through and I also understood there wasn’t anything that the CEO of Motorola could say in that first day that moved me from point to another, and said, “oh, I know for me it’s going to be okay.” It did turn out to be that way, but I was nervous just like everybody else. That’s natural and we understand that. I think there was a group of us that were, well, we’re going to wait and see for quite a while how this goes. I think most of those folks ended up feeling good about that, and there was a group that never got over it. It just, “you took away our company, we had our own culture,” and I think that’s just the way things play out in this.
We are going to work very hard to do two really important things, in addition to the ones I already said: make sure that you continue to have the great company legacy and appreciation for a company like ADC. We’re not the kind of company that comes in and says, “okay, out with that name and now, you know, sign up over here”. That’s your history. We are interested in this company. We paid $1.3 billion for this company because of what you have and what you have created and a big part of that, a big, big part of that is your reputation. So we don’t want to mess with that. Although some day we want you to feel excited and happy as I am about the kind of company Tyco Electronics is. So I think, you know, that talk is cheap, I understand, at a time like this. But what I am very confident is that you can count on us to be straight shooters that we are serious about becoming the power house, I think that’s absolutely the right, absolutely the right word that Bob uses in this industry. And we want to do everything we can to make that happen.
And we really believe in the future of broadband. I mean, it’s just, there’s two big trends that drive our company: green energy, and I’ll touch on that, and energy in general in the green and the, what that means for devices in cars and energy networks, and broadband. And I talked to our investors and I said, I say, “what could be more exciting than to have a company that is going to benefit and be in the middle of those two big trends because they are there for the foreseeable future”. I don’t think they are ever going away, there’s certainly going to be cycles.
So I joined Tyco International in 2004, left Motorola, I came to Tyco International and ran a whole different segment in Tyco International and that was, you know, Tyco had gone through their rough times and was coming out the other side really nicely because it had a great set of businesses and great people. Really just, high quality, high character people and then I was fortunate enough when the CEO and the Board decided that Tyco International as a $40 billion conglomerate that really kind of grew up with all these different businesses didn’t make sense that way so we should split it up, where the CEO and the Board decided that, into three separate, totally separate businesses and Tyco Electronics was one of those and I was very fortunate to be asked to be the CEO of Tyco Electronics.
And its, I will, I can look you right in the eye and say it is the most fun I have ever had in my life. It’s largely because the people are fantastic and I’d say we work hard, but we have fun, and we’re trying to create a great company and we look forward to you helping us do that, and being part of that. So, you can see that a little bit better. This is the one chart we think best describes the company, in a way. You know, in a world where everything needs to be connected in one form or another, we are pretty excited about being in all of the markets that benefit from that. So, our biggest business is we sell into the automotive industry. And people unfamiliar usually go, “Ooh, automotive!” It’s a great business for us; it was not a very good business for us last year. At one point in time it declined by 50% when the world kind of stopped in late ‘08 and early ‘09. It’s up by 30% this year. That’s our biggest business but we, you know, we sell to the hand-set maker so Apple is our customer and RIM’s our customer and Nokia’s our customer, for example. All the big auto makers are our customers. Our biggest customer in the company is Volkswagen. One of our top five is Toyota. So we sell everywhere. Actually, the smallest part of our automotive business is in the U.S. We have a billion dollar energy business, so that we sell to the electric utilities in selling connectivity — power lines, above-ground, under-ground, all kind of devices that are in the physical network of the energy business.
Bob mentioned we have about a billion-dollar business in the telecom business, the enterprise space that you are in, as well as the telecom network space. Similar customers. I’ll talk a little more about that in a minute. We have our own navy—it’s a business called “Sub-sea Communications” that Tyco International bought in the 90’s from AT&T and it’s the group that invented undersea fiber optics. So all the, you know, all the fiber optics that are under the sea, we have about half of the market share. The other half, the second biggest competitor there is Alcatel-Lucent. But we have six ships that travel the world. You know, we invent and develop powerful fiber optic transmitters and then we install them at 3 knots per hour, is what the ships go under the oceans. And one of our biggest challenges last year is we were worried about piracy. So there’s all kind of challenges we deal with. That was a—we would have meetings—What do we do to prevent against it? What do we do if it happens? You know? But it’s a great business for us, so when you add up everything that’s in the telecom network space between TE and ADC we’re over $3 billion.
And then we also sell through our other business into the telecom equipment, so: Ericsson and Cisco, Huawei and HP and people who make pc’s, servers and the infrastructure, communication infrastructure gear — they’re our customers. And when you add it all up, this year we are running at about a $12 billion rate. Two years ago we were $14 billion—before the big downturn. Last year we went down to $10 billion. We stayed profitable, we stayed positive cash flow. And I think we are really well positioned. We have a wide range of technologies. You are familiar with some of them and some of them are similar to yours, to ADC’s I should say.
But we have some stuff that surprises people. We are in the touch systems business. No, unfortunately Apple isn’t a customer of ours in touch. But if you go into a photo kiosk and you take the memory stick out of your camera and you put it into a kiosk, you know you are going to transfer your, that touch screen 80% of the time is ours. In retailers, when you go in there and you know you are punching your reservation or you are paying your bill at the end—half the time that touch screen is ours. So we have about a $400 million touch business. The first acquisition we made since we’ve been separated in 2007 was early this year when we bought a small business in touch so we are pretty excited about our prospects there. And you can see it’s a pretty wide range, but all related to connectivity.
One of the things we did, we began doing in 2007 was we sold $2 billion worth of businesses that had come with all those acquisitions Tyco International made that didn’t really fit with us and we wanted to get down to what we really stand for which is connectivity in cars, connectivity in devices, connectivity in networks. And so we really love the portfolio.
And then the second element of our strategy was, if we are going to be in something we want to have the scale and the wherewithal to be really successful in it and you know, as we really began to focus on our networks business, you know, that’s where we began talking several months ago about the exciting opportunity of us coming together.
And then, just to give you a little other flavor, our business today is split about 1/3 in the Americas, 1/3 in Europe and 1/3 in Asia. So we have a lot of geographic balance.

We are very engineering-intensive organization. Designers, researchers, manufacturing engineers, about 7,000 around the world and then 5,000 people in our sales and marketing organizations, making sure our customers understand the products we have and making sure we understand what the customers need. And I think we have a lot of momentum as a company right now. If you had a chance to look at our earnings results yesterday, we had our best quarter in a long, long time. We have momentum. About $3.1 billion in sales, about 15% earnings before taxes and we generated a lot of cash. So the company is healthy and I’d say, our first three years after separation our strategy was really about getting in shape—coming out on our own, finding our footing, getting focused, tightening up the operations of the company and now, it’s about accelerating growth and that’s why we are so excited about the opportunity.
This is another look at our business that kind of gives you a sense of the size and if you take that network solutions in there, which has of our energy business as well, if you were take that out and just keep the billion dollars telecom and enterprise data, a little over a billion from ADC and then you take our undersea business—that’s how we get to the $3 billion networks business. And as we talked to all our investors yesterday, and our employees, that’s what they are excited about too. Because they, people understand, you know, there’s no guarantee that size gives you leadership. We know, we have to collectively earn that every day. But size, deployed the right way, without bureaucracy, is really powerful because you can invest and invest in the future. And I think you can make the choices, that Bob said, it just gives us more choices.
This is what we refer to as our strategy map. I think if you went anywhere in the company you would see this in every office and every plant, in every language that we operate in. I would be pretty confident that if you went through a directory in our book and called somebody up and said, “do you understand the strategy?” most people at a high level do. We work very hard to communicate this. I would say one of the things that has been a big change for us over the last three or four years is we’ve become strategic. For a long time, I think the company was very tactical, you know. One quarter at a time, head down, don’t step back—we’ve changed. We have a five-year strategic plan, not a three-year enhanced or strategic plan. And it’s all about, in the spaces we’re in, what does winning look like, in the long term? And what does it take to win? How are we, no kidding, honestly positioned? What do we need to do to change or enhance that position? And that’s, again, what led us to where we are today.
I’m not going to hit on all this because you’d be bored I’m afraid. But if you look at the foundational piece of it, and I know in the Q&A this has come up, one of themes, and I think it’s really one of the most important questions, is that is: What kind of company is this? What do they stand for? Obviously, a company that has been around like ADC for 75 years, you can’t be around, it’s impossible, without high standards and great values. And the company has always been—has had that as part of your reputation. And I think, you know, that probably the most important thing and what you should be proud about. Our company has been through a lot of change, but I would tell you that we feel exactly the same way. We take this very seriously and if somebody isn’t as serious about our values, we don’t want them on the team. It doesn’t matter how good the business is, it doesn’t matter how creative they are, it doesn’t matter how much they have contributed, if they don’t share our values... And by the way, we’re not dogmatic, if you’re not you know, exactly like us we don’t want you. I don’t mean that, but if you — you’ve got to have integrity; you’ve got to believe in teamwork; you’ve got to be accountable, right? You say you are going to do something, we expect you to do your best to do it—all of us. We also know things go wrong so we are not a punitive organization. And I think we try to be a really inclusive organization and we believe in innovation, like you do, you cannot live in our kind of businesses without being innovative.

We also know, and when we rolled these values out four years ago, we also know that there was an enormous amount of skepticism in our organization about it. You know, yeah, yeah, yeah we hear it. Because again, the company had been through an awful lot of volatility from the acquisitions through that time with economic cycles, and the scandal, and everything else. So we knew this was, we had to build this one day at a time, we had to build it by our actions and we had to continue to reinforce it. And if you go into that middle-bottom block there where we talk about great people, what we’re really saying is our aspiration is to build a great company that is a great place to work—not one that we would ever go around saying, “hey, we’ve made it we are a great place to work, so we’re a great company.” We wouldn’t want any of us to ever say that. But we hope someday people say that about us. And that our people inside feel that way and so we have really been focusing on the areas that you see under there, starting with making sure it’s safe, the same value you have. We value, we are inclusive, right? We are a very global company and diversity is important, it’s not only the right thing—it’s critical to success. We really value that and we all take it seriously as the leaders of the company. And development, something that was lacking in our company for a while, because of all that turmoil, was investing in people. We’ve spent an awful lot of effort to build quite a comprehensive development program around the company and you know, I’d say if it was a football game, we are on our own 20-25. But we’ve got a couple of first downs under our belt and we’re starting to move down the field. So I think this is something that you will have to, obviously, make your own judgments about us. But again, I am confident that six months from now, a year from now, eighteen months from now that you will feel like if ADC did have to join with another company; you’ve joined with the right one. I feel very confident about that. We know we have to earn that. What we ask is give us a chance to earn that. If you give us a chance to earn that, I’m confident that you will really be excited our company.
So we are tickled about this. And I’m sure just as the nervousness that Bob and his team went through in this process, we were pretty nervous too. Especially when you get right down to that last minute, you know, and we were, Sunday night signing things, like okay, this is nerve-racking! Well, there’s a lot of money, there’s going to be complexity, there’s going to be disruption and you know there’s going to be pain, without a doubt. But there’s going to be way more gain in our view for our businesses in this space, and I think the company will benefit as a whole. And I think you are always wondering, you know, what are outside people going to think about your decisions, and it’s our first big acquisition and all that anxiety flows through you as you get close to the goal line on something like this. But as we did it and we announced it and, I can speak for Tyco Electronics for sure, I — there’s a lot of excitement bordering on exhilaration in the company. Because for the people in TE, this is an action that says this team is serious about growing the company. This team is serious about investing. This team is serious about wanting to be the best in everything we do, as borne out by the type of company we are choosing to build a great broadband business together with. So, but it was nerve-racking. And we know that the hard work is still to come.
And I think there are so many complimentary things for us, right? Your geographic strength relative to our geographic strength. Your strength in the network relative to ours. It’s just—boy, when you lay it all out you just, you really get excited about it. And I know as we talked to our team yesterday around the world, they are excited. Of course the people in this business are excited because they know you well, and they know how good you are and they think, “wow”. You know, we just added another, I mean two great teams coming together. And the folks who aren’t in this business are excited because of the reasons I said. It’s a signal to them that this company wants to grow. And if I go back, I neglected one important thing—this 20 x 15 which is our phrase to reach $20 billion in revenue by 2015. But what I tell our folks whenever we talk about this, it’s not just about the numbers. What it really is, is that’s a symbol for us of “we’re going to be great in every way”, right? We are going to be a great place to work. We are going to be a real great partner for our customers and we are going to be great for the companies that invest in us and the people who invest in us and own the company.
And the way we got to that was when we did our five-year plan, eighteen months ago and we brought all of our businesses in and we have, to really break it down, we really have about twelve or thirteen business units in the company. And we said no numbers in the first review, talk about the future. Talk about five years out. What could we be? What are we missing? And out of that we came to this 20 x 15. And one of the key things was that we either have to get better and bigger in the telecom network space or we maybe shouldn’t be in it at all. We don’t want to be in anything if we don’t want to be serious. And that’s how we ended up to the place we are today.
We are excited about the product line, we are really excited about the wireless, the DAS business you are building. We think this is an incredible, incredibly high growth potential area in telecom and we have no capability there. And frankly, it’s not the kind of capability you can just decide to go out, and even if we said, “Here’s 100 engineers, go build a system,”— because you know it doesn’t work that way. It takes this collective know-how of how systems work and everything else. And so we felt this was a strategic, a really strategic hole for our business. So we are really excited about that as well. I talked about the geographies and I talked about size. And I’ll close with the values.
I know we are very similar, we might use a few different words but I just want to leave you with the thought that we are as serious about this as you are and we are really, really working on this idea of a great place to work and what does that mean? I described some of it, but it means that the best ideas of people actually have a great opportunity to come to the floor. We’ve had two big leadership meetings this year where we’ve brought 500 people together and one of the main topics was that. Asking their input. How do we make this organization in TE even more, kind of, user friendly for our people so that the ideas can bubble up. We know we can’t deal with a million ideas a day, I mean, but the people don’t sit there and say, “ah, I got this idea but they’ll never listen to me.” And we are making progress.
We do surveys, we do engagement surveys. And four or five years ago, I think, Jane? Maybe a low point for this company when we did the survey. Forty-five percent of the people were engaged. That’s what the survey said. And by the way, we have 80,000 people in the company. So 45,000 people were engaged. Which meant they were pretty excited about being in our company. They would recommend our company to their best friend or a family member, that kind of thing. They don’t think about going someplace else. Well, that 45% is not good so we did it two years later and we moved it up to 52%. So we said, you know what, the good news is we got better; the bad news is we have a long way to go. We just completed one, a partial one to say we did a sample survey and I know the people say we asked thirty people—10,000 people—we did a sample survey of 10,000 people and we were up to 64%. Now what the experts tell you is when you get to 70% that’s when you are getting to world class.
So we feel, and when I go out and talk to our people, there is energy in our company. There is enthusiasm, there are more career opportunities, people are moving around, we go and ask, “Hey, would you like to live in this part of the world? Would you like to move into another business?” So I think you can expect that out of us, and you should expect that out of us when you come into the company. So look, we’re excited, extremely excited about this. We love our business; we love what we are building. In four years this is the first major one. I don’t think we will do that many because we are careful and we want to make sure we only partner up with the best companies. Those opportunities don’t come that often.

We’ll be straight with you. We know that when you look at a business like this, and you heard us if you listened to the earnings call yesterday, when you put two like-businesses together there is cost that has to come out. It’s just what has to happen. We are going to be thoughtful about that. I think one of the Q&As when we get into them will talk about how we do the integration planning. So I can’t sit here and say everything’s going to be okay for everybody because we know there is going to be some shake-out and there’s going to be some shake-out on our side too, because our whole philosophy of this is bring in a integration team together with the folks from both businesses and how should we organize and what should we emphasize, and things like that. And clearly, in some areas, you know there will be some significant cost reductions because we don’t need two of everything. And I would say that’s the short-term negative. And that’s a big negative for the people who are affected.
The long-term to mid-term benefit is that this is going to be quite a power house, as Bob said, with a lot of opportunity not only in the telecom networks and the broadband space but across our company. We really feel we have a clear path to this $20 billion, that requires investment, that creates more opportunities. So I think we are really excited about the future of the company and we’ll talk a little bit more in the Q&A about the most important things that are on your mind and I would encourage you, you don’t know me from Adam, I know. But I would encourage you to ask any question that is on your mind. That’s what we really like to do in our company and I know that’s what ADC believes. It’s just always a little awkward when it’s somebody new and you are really not sure about this guy standing up there, whether you want to ask him a hard question, but we would appreciate it if you did. So thank you very much, it’s great to be here and we are looking forward to doing something really special together.
(applause)
SWITZ: Before we go into Q&A I want to go back to this slide just briefly and address the three things at the bottom that are highlighted and when I look at the process of how this all happened I can give you an A+ for thinking big, moving fast and executing things, so...
LYNCH: Thank you very much (laughs).
SWITZ: You are actually living up to your objectives. So now we can open it up to the Q&A. Oh there we go. Would you wait for the mic? We have people on the line. Thanks, Bill.
ADC EMPLOYEE: I have a simple question to start out here, but I saw it on the one slide it’s TE Operating Advantage. Could you explain a little bit of that, please?
LYNCH: Sure. That’s, I’d say, one of the things that was clear a few years ago to us when we separated. We were “underwhelming” in some areas of the operation of the company, the execution side of the company. So we brought some folks in with, we had “lean” and “six sigma”, but I would say it wasn’t cultural. So we’ve been rolling out lean, I mean that’s basically our version of lean. We have 87 factories in the company and we have it in every factory. We have it in almost every warehouse now, we’ve rolled a version of it out in product development and every major design center has it. Now, we are still early on, but that’s what that is. That’s our version of lean. We train everybody in it, I think we are up to about 1,200 lean practitioners now who have not only been through extensive training or already had training in the company or joined us, has also done implementation. So that’s, we as a manufacturing, a big part of our business is manufacturing, and in a lot of our businesses we buy raw materials. When you go into our factories you see reels of copper and resins and all this stuff, at the end of this very complicated process that, I will be the first to admit I don’t fully understand, come these great products. So we need to be outstanding in that area and one of the reasons we have been able to improve our operating performance over the last three years is because of that and yet we are still early on. Thank you.
SWITZ: Other questions? There we go.
ADC EMPLOYEE: Hi there. It may be a little bit early to speculate on this, but do you have a projected time line from when you’d like to complete the integration efforts?
LYNCH: Well, I think we figured, Cuong, it’s going to take three to four months to complete the deal. Our intention would be to start integration planning today, you know. So I think, what do you think it’s going to take...
SWITZ: Get in the middle.
CUONG: As Tom mentioned, we hope to start the whole integration planning effort today. We recognize that the faster we can get answers to everyone, the more we can help reduce the anxieties and so forth. So our aim is to move as quickly as we can, right? So our anticipation is it will take us three to four months just to go through the whole regulatory approval process. So while all of that is going on, we hope to launch integration planning teams within the next week or two whereby we bring together the leaders from both companies to help lead these efforts. So the planning efforts will be going on almost instantly. Our aim, frankly, is to get an answer to everyone on where they stand in the company within 30 days of closing. If we are not able to give you an answer within 30 days of closing, we hope to give you an answer of when we will give you an answer.
LYNCH: I’m glad he answered that!
CUONG: It was a great delegation. As Tom mentioned a couple of times, we are pretty straight-shooters and we understand that a lot is at stake for the individuals in this whole process so our aim is to move very quickly and get answers out as quickly as possible.
SWITZ: There’s one.
ADC EMPLOYEE: Thank you. Can you comment, I saw a slide around Smart Connectivity. I’m curious about how ideas or innovations or technologies may be deployed across multiple business segments in the TE world.
LYNCH: Thank you for that question because that’s such a high priority for us. You take all those businesses and there’s a lot of similarities in technologies and so, in a company of our size, with 17 major design centers around the world, how do we make sure we are not missing opportunities and really advancing the ball in innovation? So each business has a CTO and we have a technology counsel and that counsel gets together quarterly and what we—we launched this idea a year ago of Smart Connectivity, which is how do we—you can define it in a couple of ways, I think it’s, you know, everybody has their own definition. Generally it means, how do we solve the bigger part of the customer’s problem and how do we add more intelligence into our solutions. For example, we have a circuit protection business where we have re-settable fuses, basically, that are used in mobile devices. How do we integrate that into other parts of our business, into a connector that goes into a car or goes into a handset, creates more space? In the past, those businesses would have been very separate. Now, we have the joint program to do something like that. How do we add—we do a lot of cables that plug into the backs of PCs and things like that that have connectivity onto the attachment. How do you add intelligence? Not over the top, but the ability to identify those if you are sitting in, you know, the IT world managing that? So it’s really kind of harnessing all of our technology. You saw from that one slide, we have a lot of it. So those are some of the ways we do it and then we have been on a big kick to reinvigorate innovation in the company, we have a big innovation week, a technology congress, once a year, and we’ve rotated around the world. We’ve done it in Beijing, last year we did it at Phillips Innovation Campus in Holland, this year we’ll do it in Silicon Valley. We’ll typically bring in 250-300 of our top innovators from around the world for a week. They’ll present papers, and out of there, we always hope to come out with nine or ten projects that cut across the businesses. So there’s a lot of excitement in the company around those kind of programs right now. Thanks.
ADC EMPLOYEE:I have a question on the same topic. By the way Tom, welcome.
LYNCH: Thank you.
ADC EMPLOYEE: Bob, as you and ADC have made some major investments in an area that is not public, very hidden, as you are aware, has Tyco or TE been made aware of some of those pieces?
SWITZ: Yes, they have. I cannot tell you at the moment how much they have gotten involved from a technical evaluation, etc., etc. but we did make the information available. I’m sure starting today if they haven’t gotten into it in great detail as part of integration and as part of understanding our company better, they will be applying the full force of their analytical capabilities to see if they share the same optimism around that product that we have. But that was made available.
SWITZ: Any more questions from the group. Yep. We have another one. You’re going to have to come back downstairs. (laughs) I warned you!
(laughter)
ADC EMPLOYEE: Can you give us a little bit a background on how Tyco Electronics focused on this space and, more particularly, focused on ADC as a candidate?
LYNCH: Sure. We’ve been in the business for a long time. Our enterprise business is roughly running $450 million this year and our carrier networks business is running around $500-$550 million this year. And where, how we, our genesis into this business really comes more from our material science side, years ago connecting and protecting and sealing devices, at least in the carrier business in the outside plant. So we have a lot of material science that came out of this business called Raychem, that’s one of our foundation companies. The enterprise business really came out of our connectivity, you know the ability to make any and all types of connectors that go on all kinds of wires, right, in the simplest description. We don’t really have a telecom networks pedigree, per se. So we were in that part of it and we realized that that would probably be in a niche. We had conviction that being a niche player, albeit a billion dollars, in this business wasn’t probably competitively smart for the long term and that it would either be get in or get out. I think what we liked about ADC is we looked at the companies... Again, what’s the best fit? Where do we think the best technology is? This ADC really kind of emerged as almost the only choice in the sense of the perfect fit. Your capabilities, your history. We just, you know, on paper from our folks in the field who either compete with you, or are in the same places with ADC, have a very, very, very high opinion of the company. So as we went through sort of the theoretical, analytical phase, this makes a lot of sense and then we got into the engagement phase and that, I mean, it really reinforced it even more. So that was, in a simple way, the process.

ADC EMPLOYEE: One last question from me, I was just curious which integration, what integration teams were going to be formed right now to get going versus a little bit later or you are going to get all of them going at the same time?
CUONG: I think that’s what we are going to be discussing later on today and tomorrow. We certainly have some ideas of the teams that should be created. And while we understand there is a lot of interest and desire to help and participate with these efforts, we ask that you just give us a couple of weeks. Give us a couple of weeks frankly just to bring in the leaders from ADC’s side and help us shape these teams. Right? We have ideas, but frankly we don’t know what we don’t know. So please help us and help us work it through. While I have the mic, let me take the opportunity to ask Tom a question, all right? Let me ask a question that I’m sure is on everyone’s mind here, that is going unasked. Everyone who woke up this morning read the paper and there were a couple of stories in the papers this morning about 1,000 jobs at risk and the history, the 75-year history of ADC. Could you comment on that?
LYNCH: I think that is speculation. But we know, as I said earlier, as you put the two companies together we are going to have in different places less jobs than we do today and it’s not going to be a small number. But we don’t have a number and that’s where we have to go through and plan and see what makes sense because the one thing that, the rule we are applying to ourselves in this is don’t have preconceived notions of how we want to do this or that. It would be self-defeating if we came in and said okay, on day one, this is what we are going to march to. That would frankly be dumb. Having said that, we know where the, if I think of what a company does—sales and marketing, well we both have a lot of sales and marketing. I think there will be, you know the nice word for a dirty word, is “synergy”. There will be some synergy there, but not that much because we don’t really want to mess with the customer too much. Engineering, I think we like the idea that between us we spend $100 billion in engineering. Will there be some opportunities to optimize that? I expect we are probably both working on some project that maybe we both don’t need to do any more. I also expect that we probably could invest more in other projects which is a big attraction here. And then when you get into all the support, that’s where the biggest opportunity is, or the biggest pain, it depends on your perspective on this, but we don’t need two of everything in the support functions and we don’t need all the factories that we have, although we’re going to need most of them for sure. Because none of them are sitting empty. But if you want a sort of, get a broad picture of how we are thinking about it, now we have to sit down with the leadership teams of both these businesses and figure out what does make sense and what doesn’t make sense and don’t lock ourselves into a course of action before we know.
As far as the 75th Anniversary, Bob and I really have not had a chance to talk about this but I’ll tell you a story about how I think about these things, without having an answer. When I came in to the company four years ago, into this business, I was out in our operation in Menlo Park, which is Silicon Valley and I was walking into one of the facilities and it was eye-view and it was a nice building, and some of them aren’t so nice but this one was a nice one and we’re sprucing up that facility, and there was a plaque on the outside of the building. I don’t remember the exact words but basically in 1956 radiation chemistry was developed by this company that became Raychem and there was a plaque from the National Scientific, you know, it was basically a hall of fame type for invention, a major invention that started an industry and I just happened to be walking and glanced at it, because it was not prominent. I had been sort of languishing there. And I was walking with the team and said, “This is the 50th anniversary of that, that’s a big thing”. I mean Raychem became a $2.5 billion company and started from nothing. I said, “What are we doing about it?” “Oh, nothing you know we were acquired six years ago, so we need to get on with this thing.” And I thought, well... we ended up having a big party, inviting retirees and the founder of Raychem and had 1,500 people there for a day and took all the products that they had invented and there were some still lying around from 1956 and now, you know, the weather was pretty nice that day so we were able to do it all outside. We value the heritage of all these companies that make us up because we are, that’s the kind of company we are. We are AMP and Raychem, and part of Siemens, and part of Thomas & Betts, things like that so we don’t try to stamp that out. But what we do want people is to feel that we are creating our own Tyco Electronics culture and to feel proud of that. Sort of like I came from this town and I live in that town and I’m proud of where I came from. And I’m proud of where I am and I’m excited about where I’m going. And that’s how we would hope, that’s the kind of atmosphere that we would try to create for ADC and I’m sure we will talk about this but I think, my own view, it’s something to celebrate. How many companies can say that? 75 years? Not many at all. No more questions from Cuong.
SWITZ: Any more from the audience at this point? Okay I don’t see any so there are some questions, lots of questions that you all submitted. At this point a lot of them we probably don’t have adequate information to answer at this point in time. You will get answers to those questions, we can commit to that. But there are a couple that I put on my list just to make sure in case they didn’t get asked. They are some of the more meaningful ones that have been submitted and some that we might be able to address. We talked about the 75th Anniversary, so I can cross that out. We talked about integration planning, so I can cross that out. The third one, are there any obstacles to the deal not closing? I don’t think so, but I did hear that Tom still has concerns about minus 42 degrees in January. But I’ll let you comment on that one as well, Tom.
LYNCH: There’s a lot of regulatory things you have to go through. I think one of the things—you can never predict with certainty, but as you go through a process like this both companies, what’s important to us, that you reduce—you hopefully get into—go into a process that doesn’t have a high degree of uncertainty. So I think we’ve got to play it out. We operate in many countries around the world and I think rightfully so countries are worried about too much power gathering. But there’s a lot of competition as we all know in this space and there’s nowhere near anybody having, you know, having some kind of monopoly position, but we’ve got to go through the process. But I’d say we feel pretty confident about that.
SWITZ: Thank you. This one I’ll deflect to Tom: Tyco Electronics doesn’t have a service business. Where does APS fit into the new company?
LYNCH: Well, I—it’s clear, that it’s an important part of your business, the ADC business. Certainly, it’s a very important business or service to one of the most important customers in the world in this space. So I think it’s a very—it’s clearly an important part of the value proposition. We were asked this on an investment call yesterday. Somebody asked exactly that question, “Well, what are you going to do?”; and it’s “You guys have divested $2 billion worth of businesses in the last two years, what are you going to do there?” First of all, this is a profitable business, it’s a business that’s got a good return. This is a business with one of the biggest customers in the world in this space so, you know, we don’t come in with any intention of changing that. The nature of most of our businesses, we don’t, it’s not like this, you know, where we are selling to the auto makers’ connectivity. You know we don’t need to provide them, in general, services. But will tell you an interesting story, because when we think about smart connectivity, what it’s doing is broadening our horizons of what else we can do. And in China, where we sell $500 million worth of product to the China, the auto industry in China, about two thirds of that is to companies like VW and GM and Ford and one third is to local Chinese companies. What we have started to do in the last six months, because it’s a big differentiator for us, is we’re actually providing services to some of the Chinese local companies because they don’t have much know-

how where we are designing more of electrical harness system, we’d never do that with BMW. I mean, they wouldn’t—it’s like, “We don’t need you to do that, that’s what we do.” So I think this has the opportunity to be a real learning experience for us too and where else could this play? But, it’s clearly, it’s an important part of your formula and we don’t want to mess with the formula. So, I guess I don’t think I know enough else to say about it. But, that’s how we feel.
SWITZ: Thank you. Next question: “How will the acquisition affect ADC’s FY10 incentive payments?” I’ll answer that. We are operating as an independent company until the transaction closes. It is likely and probable that the transaction will not close until sometime into our FY11 fiscal year. So in terms of incentive payments, guys, it’s all up to us. So, we’re having a great year, the incentive payments look terrific and if we close the year with the type of finish that I think we can, everybody will earn very nice incentive payments. And on the same note, unfortunately we are going to have to burden you with also developing an FY11 budget. So since we will still be around as an independent company after the end of September, all the work that we would normally do in preparing for a fiscal 11 we have to do. But, incentive payments are just fine and I hope we all continue to do the great job that we have been doing and close out with a great finish at the end of the year. Yes?
CUONG: Even if we close before your fiscal year end, the incentive payments will still be paid.
SWITZ: Outstanding! (laughs) Thank you for the optimism and the support on incentive payments. Really!
LYNCH: (laughs)
SWITZ: And the final question is: “What is the difference between you and Tom?” And I’ve concluded it’s about one and a half inches in height in his favor.
(laughter)
SWITZ: So, we’ve now concluded the Q&A. We have lots of work to do between now and close. I do want to encourage all of you, you know, let’s go out with a bang. We’ve had a terrific year and we are leaning into a terrific fiscal year in 11 that will be partially ours, I think, because of the time to close, and then that will shift to a joint effort between the team and Tyco and the combined company. So, I know you’re going to do what you always do, which is rally terrifically not only around the fiscal year going into next year, but I do know and I can tell from the tone in this room that you are going to rally tremendously around making this combination a great success. So I do want to thank you all in advance for that and, as I do at every town hall, I want to thank you for everything you have done to create great value within ADC and for ADC shareholders. So thank you very much and if you were fortunate on the one hand to be asked to participate in an integration team, please embrace that with vigor and I also know you have another job to do as well. But it’s a great opportunity to help shape the future of the newco, so embrace it with passion and enthusiasm and thanks ever so much for all you have done. Thank you very much.
LYNCH: Thank you very much. (applause)
This transcript is not a recommendation or solicitation with respect to the tender offer to be commenced by Tyco Electronics Ltd. (“TE”) for all of the outstanding shares of the common stock of ADC Telecommunications, Inc. (“ADC”). Upon commencement of the tender offer, TE will mail to ADC shareowners an offer to purchase and related materials and ADC will mail to ADC shareowners a solicitation/recommendation statement with respect to the tender offer. TE will file its offer to purchase with the Securities and Exchange Commission (the “SEC”) on Schedule TO and ADC will file its solicitation/recommendation statement with the SEC on Schedule 14D-9. ADC security holders are urged to read these materials carefully when they become available since they will contain important information, including the terms and conditions of the offer. Investors and ADC security holders may obtain a free copy of these materials (when available) and other documents filed by TE or ADC with the SEC at the website maintained by the SEC at www.sec.gov. The offer to purchase and related materials, the solicitation/recommendation statement, the Schedule TO and the Schedule 14D-9 may also be obtained (when available) for free by contacting the information agent for the tender offer (when one is selected) or by contacting ADC’s Investor Relations Department at (952) 917-2507.